Registration Statement No. 333-275898
Filed Pursuant to Rule 433

AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES® (STARS®)
Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three Financial Sector Stocks
Issuer	Royal Bank of Canada (“RBC”). References on this page to “we,” “us” or “our” mean RBC.
Principal Amount	$10.00 per unit
Term	Approximately 3 years, if not called on the first or second Observation Dates
Market Measure	An approximately equally weighted basket (the “Basket”) of three financial sector stocks composed of the common stocks of The Goldman Sachs Group, Inc. (NYSE symbol: “GS”), JPMorgan Chase & Co. (NYSE symbol: “JPM”) and Morgan Stanley (NYSE symbol: “MS”) (each, a “Basket Stock”). Each Basket Stock is issued by an “Underlying Company.”
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Starting Value
Observation Level	The value of the Market Measure on the applicable Observation Date
Observation Dates	Approximately one, two and three years after the pricing date
Call Amounts

In the event of an automatic call, the amount payable per unit will be:

•

[$11.40 to $11.50] if called on the first Observation Date

•

[$12.80 to $13.00] if called on the second Observation Date

•

[$14.20 to $14.50] if called on the final Observation Date, each to be determined on the pricing date

Threshold Value	100% of the Starting Value
Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000095010326012904/dp252212_424b2-mlbug.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.
•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Basket Stocks.
•	Changes in the price of one Basket Stock may be offset by changes in the prices of the other Basket Stocks.
•	The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models.
•	The public offering price you pay for the notes will exceed the initial estimated value.
•	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time.
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the Basket Stocks), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agent, which is BofAS.
•	The Underlying Companies will have no obligations relating to the notes, and none of us, MLPF&S or BofAS will perform any due diligence procedures with respect to any Underlying Company in connection with this offering.
•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S, BofAS and our respective affiliates do not control any Underlying Company, and have not verified any disclosures made by any Underlying Company.
•	The payment on the notes will not be adjusted for all corporate events that could affect a Basket Stock.
•	The U.S. federal income tax consequences of an investment in the notes are uncertain.
•	The stocks included in the Basket are concentrated in one sector.
•	Adverse conditions in the financial sector may reduce your return on the notes.
•	Economic conditions have adversely impacted the stock prices of many companies in the financial services sector, and may do so during the term of the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that RBC has filed with the SEC, for more complete information about RBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.